UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-37871

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 3, 2020, the Board of Directors of Gridsum Holding Inc. (the “Company”) has received a letter (the “Letter”) from FutureX Capital Limited regarding the withdrawal of its preliminary non-binding proposal dated May 8, 2018 to acquire all outstanding shares of the Company, effective as of January 3, 2020. A copy of the Letter is attached as Exhibit A to this Form 6-K.

Exhibit A

January 3, 2020

The Board of Directors

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

Dear Sirs:

We refer to our preliminary non-binding proposal (the “Proposal”) to the board of directors (the “Board”) of Gridsum Holding Inc. (the “Company”), dated May 8, 2018, to acquire all of the outstanding shares of the Company. We hereby notify the Board of our withdrawal of the Proposal effective as of the date of this letter.

Sincerely,

FutureX Capital Limited

By:	/s/ Cynthia Qian Zhang
Name:	Cynthia Qian Zhang
Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Ravi Sarathy
Name:	Ravi Sarathy
Title:	Chief Financial Officer

Date: January 6, 2020